EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement and related Prospectus on Form S-1 of our report dated March 31, 2014 on the balance sheets of Coates International, Ltd. as of December 31, 2013 and 2012, and the related statements of operations, stockholders’ deficiency, and cash flows for each of the two years in the period ended December 31, 2013.  Our report dated March 31, 2014 includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ Cowan, Gunteski & Co., P.A.

Tinton Falls, NJ
August 28, 2014